UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☑

On April 12, 2022, the Securities and Exchange Commission (the “SEC”) provisionally identified the registrant as a “Commission-Identified Issuer,” pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) and the rules of the SEC thereunder, following the registrant’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the SEC on March 31, 2022.

The HFCAA requires the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies (each such company, a “Commission-Identified Issuer”) if their financial statements are audited by accounting firms that the U.S. Public Company Accounting Oversight Board (the “PCAOB”) determines it has been unable to inspect or investigate completely for a period of three consecutive audit years beginning in 2021. As the PCAOB had announced on December 16, 2021 that it had determined that it was unable to inspect the registrant’s independent auditor, which audited the registrant’s financial statements included in the 2021 Form 20-F, the SEC’s recent identification of the registrant as a Commission-Identified Issuer was expected.

The registrant understands that if the SEC makes the same determination in 2023 and 2024 due to the PCAOB’s continued inability to inspect or investigate completely the registrant’s independent auditor, the SEC could prohibit trading of the registrant’s American depositary shares (“ADSs”), each ADS representing one ordinary share of the registrant, on the NASDAQ Global Select Market, any other U.S. securities exchange, and in the over-the-counter market as early as 2024. In addition, if certain legislation pending in the U.S. Congress, as previously disclosed in the registrant’s 2021 Form 20-F, becomes law, such a prohibition could take effect as early as 2023.

The registrant does not plan to dispute the SEC’s provisional identification of the registrant as a Commission-Identified Issuer. Accordingly, pursuant to SEC rules under the HFCAA, the SEC’s determination will be conclusive 15 business days after the provisional identification. The registrant has been exploring alternative courses of action in view of the possible delisting of its ADSs from the NASDAQ Global Select Market, but has not determined what, if any, action it might take. The registrant cannot assure investors in its ADSs that such a delisting or alternatives, if any, pursued by the registrant will not have an adverse effect on the market value of its ADSs.

Safe Harbor Statement

This report on Form 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks and uncertainties is included in the registrant’s 2021 Form 20-F and other filings with and information furnished to the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: April 13, 2022